

Mr. Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: Morgan Stanley Series Funds (the "Company")
       File Numbers 811-22075 & 333-143505

Dear Mr. Strauss:

       On June 5, 2007, the Company filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing adds two new series: Morgan Stanley U.S. Quantitative Large Cap Core Fund ("Large Cap Fund") and Morgan Stanley International Quantitative Fund ("International Fund") (together, the "Funds"). We will review the Company's financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

       Our comments regarding the filing are set forth below.

General

1.   We note that the Company did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Company include correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

Prospectus

2.   Disclosure captioned "Principal Investment Strategies" indicates that the Large Cap Fund normally invests at least 80% of its assets in equity securities of U.S. issuers. Describe the other securities, besides common stock that will comprise this portion of the Fund's portfolio. Disclose how a U.S. issuer is defined. Disclosure later in the same paragraph indicates that shareholders will be given notice of a change in the Fund's 80% policy. Revise the disclosure to indicate the amount of notice to be provided.

3.   The penultimate sentence of the second paragraph states that: "The model is rebalanced at least once a quarter and creates a diversified portfolio of 150 to 250

stocks." Disclose whether the Fund intends to acquire all 250 stocks, or some portion of such stocks and how it determines or settles upon the number of such securities to add to the portfolio. Further, if the Fund holds stocks not on the model list of 150 to 250 securities, will it sell such securities?

4.   The fourth paragraph under this caption states: "The Fund may invest up to 20% of its net assets in futures and options, including options on the securities in the portfolio, stock indexes and/or exchange-traded funds ("ETFs"). The Fund may use options and futures to protect against a decline in the Fund's securities or an increase in prices of securities that may be purchased." Revise the first sentence so as to clarify whether the sentence means that the Fund will invest in options on ETFs or invest directly in ETFs. If any of the 20% may include foreign instruments revise the disclosure to indicate that fact. If the second sentence means that the Fund will use options and futures only to hedge, add that concept to the disclosure.

5.   Disclosure captioned "Morgan Stanley U.S. Quantitative Large Cap Core Fund – Principal Risks – Options and Futures" states: "If the Fund invests in options and/or futures, its participation in these markets may subject the Fund's portfolio to certain risks." Add disclosure regarding the types of instruments or investments underlying the Fund's derivative investments. Other disclosure in the paragraph states that: "Certain options may be over-the-counter options, which are options negotiated with dealers; there is no secondary market for these investments." Generally, clarify whether the Fund may sell or write, as well as purchase derivatives. Also, clarify whether the derivatives and the assets used to cover these instruments are considered illiquid.

6.   Revise both fee tables consistent with the following: first, in light of each Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]); second, move footnotes appearing after "Total Annual Fund Operating Expenses" so as to follow the Example; third, if accurate, revise footnote 5 of both fee tables to reflect that exchanges as well as redemptions are subject to the 2% fee; and fourth, with respect to the discussion in Footnote 8 regarding the adviser's and administrator's voluntary agreement to cap and/or waive fees, confirm that neither the adviser, the administrator nor any affiliate may recapture any waived amounts. Also disclose that the agreement may be terminated at any time.

7.   Disclosure captioned "Morgan Stanley International Quantitative Fund – Principal Investment Strategies" indicates that the International Fund invests primarily in equity securities of non-U.S. issuers domiciled in countries comprising the MSCI Europe, Australasia, Far East Index. Define the underlined term. Explain whether the Fund invests in U.S. issuers and the amount of any such investments.

8.   Disclosure in the third paragraph states: "These options may be used to increase, limit or modify exposure to various securities, indices, countries or regions. In addition, the Fund may sell or 'write' put options and/or covered call options in order to gain additional income." Clarify whether these options are included in the 80% policy of each

Fund. Further, if accurate, disclose that the Fund may invest in derivatives for speculative reasons.

9.   Disclosure in the fourth paragraph discusses the Fund's real estate investments and indicates that such investments may include real estate developers, brokers and operating companies whose products and services are significantly related to the real estate industry including building suppliers and mortgage lenders. Clarify whether this is a principal strategy.

10.   Revise the discussion captioned "Forward Foreign Currency Exchange Contracts" to indicate the percentage of assets devoted to the indicated activity and whether this strategy is principal.

11.   Disclosure sub-captioned "Principal Risks" discusses the risks associated with each Fund's foreign investments. Disclosure in the first paragraph states: "If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease." Explain to the staff why this statement is accurate. Generally, if a Fund's foreign investments are subject to any emerging market risks, add appropriate disclosure.

12.   The first several sentences of the disclosure sub-captioned "Principal Risks – Foreign real estate companies" repeats disclosure that appears earlier. Consider deleting the redundant disclosure.

13.   Revise the discussion captioned "Additional Investment Strategy Information" to clarify the strategies that are principal and those that are non-principal. Revise the first sub-caption thereunder regarding each Fund's investment company investments to indicate the type of such investments. For example, will the Large Cap Fund invest in large cap funds? Will the International Fund invest in foreign funds? Further, will these investments include open or closed-end funds, or both?

14.   The discussion captioned "Portfolio Turnover" states that each Fund may engage in active and frequent trading. Explain why this is considered non-principal. Further, disclose each Fund's expected rate of turnover.

15.   Disclosure captioned "Additional Risk Information – Convertible Securities" discusses each Fund's intention to invest in convertible securities. Disclose the ratings the adviser will use in selecting these investments.

16.   Update the reference to January 31, 2007 under the sub-caption "Fund Management."

17.   Disclosure captioned "Pricing Fund Shares" discusses pricing matters. Given the amount of foreign investments for the International Fund, please disclose when the Fund will employ fair value rather than rely on closing prices of foreign securities when there has been an event after the close of foreign markets but before the 4:00 p.m. close of the

exchange. Revise the fifth paragraph to indicate, if accurate, that ETFs are included in the discussion.

18.   Disclosure captioned "Limited Portability" indicates that shareholders may have only limited ability to transfer their account to another securities dealers and that Fund shares may only be transferred to accounts held at a limited number of securities dealers. Clarify whether a transfer will trigger the order processing fee disclosed herein.

19.   Disclosure captioned "How to Exchange Shares" states: "An exchange of Fund shares held for less than seven days from the date of purchase will be subject to the 2% redemption fee . . ." A footnote to the International Fund's fee table references a 30 day policy regarding the application of that Fund's redemption fee. Make appropriate adjustments to the disclosure.

20.   Revise the disclosure captioned "How to Sell Shares" which discusses the 15 day hold on redemption proceeds so as to indicate that the Fund will mail the proceeds upon clearance of the shareholder's purchase check.

Statement of Additional Information

21.   Revise the disclosure captioned "Glossary of Selected Defined Terms" as indicated: *"Trustees"* — The Board of Trustees of ~~each Fund~~ the Trust.

22.   Add the substance of the discussion sub-captioned "Real Estate Investment Trusts ("REITs")" to the prospectus.

23.   Each Fund's objective is capital appreciation. However, each Fund engages in repurchase agreements, the lending of securities, and certain derivatives for the purpose of generating income. Explain whether the Funds' have a secondary objective of income.

24.   Revise the discussion sub-captioned "Loans of Portfolio Securities" to indicate, if accurate, that the lending agent may be an affiliate of a Fund.

25.   Revise the discussion sub-captioned "Convertible Securities" to indicate, if accurate, that the Funds' convertible investment may include securities rated below investment grade, commonly referred to as "junk."

26.   Items 1, 3 and 4 under the caption "Fund Policies/Investment Restrictions" refer to policies allowed to the Funds to the extent permitted by the 1940 Act and rules and regulations thereunder. State in an appropriate location what is currently permitted with respect to these policies. The last paragraph indicates that each Fund has an operating policy not to borrow in excess of 5% of its total assets. Other disclosure indicates that the Funds' may enter into reverse repurchase agreements. Disclose whether reverse repurchase arrangements are included within the above referenced 5%. If not, disclose the limit on the amount each Fund may borrow through reverse repurchase agreements.

27. Reformat the first paragraph under the discussion sub-captioned "Fund Management" so as to present the information in tabular form.

Part C – Signature Page

28. The filing does not contain the signatures required by §6 of the Securities Act.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Tuesday, July 03, 2007